Marste, LLC
Statements of Cash Flows
(Unaudited)

	For the year ended December 31, 2020	For the year ended December 31, 2019
Cash flows from operating activities:		
Net loss	$ (1,495)	$ (9,447)
Changes in operating assets and liabilities:		
Net cash used in operating activities	(1,495)	(9,447)
Cash flows from investing activities		
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Members' capital contributions	1,495	9,447
Net cash provided by financing activities	1,495	9,447
Net cash increase for period	-	-
Cash at beginning of period	-	-
Cash at end of year	$ -	$ -
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -